# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Absci Corporation, CIK 0001672688
CUSIP: 00091E109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd, Vancouver, Washington (WA), 98683
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001425738
Persons authorized to receive notices and communications: Josh Garcia, 900 Larkspur Landing Circle, Suite 270, Larkspur, California (CA), 94939, (415) 489-9980

## Reporting persons
- Redmile Group, LLC (CIK 0001425738): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,607,449; sole dispositive power 0; shared dispositive power 7,607,449; aggregate amount beneficially owned 7,607,449 (4.9% of the class)
  Comment: (1) The source of funds was working capital of certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds").
  
  (2) The shares of common stock, $0.0001 par value per share, of the Issuer (the "Common Stock") that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Redmile Group, LLC is the investment manager of the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Redmile Group, LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on 153,021,263 shares of Common Stock outstanding as of March 6, 2026, as disclosed in the Issuer's annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 24, 2026 (the "Annual Report").
- Jeremy C. Green (CIK 0001650527): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 7,607,449; sole dispositive power 0; shared dispositive power 7,607,449; aggregate amount beneficially owned 7,607,449 (4.9% of the class)
  Comment: (1) The source of funds was working capital of the Redmile Funds.
  
  (2) The shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds. Jeremy C. Green serves as the managing member of Redmile Group, LLC and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Mr. Green disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.
  
  (3) Percent of class calculated based on 153,021,263 shares of Common Stock outstanding as of March 6, 2026 as disclosed in the Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Absci Corporation
Address of issuer's principal executive offices: 18105 SE Mill Plain Blvd, Vancouver, Washington (WA), 98683
Comment:
This amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the original Schedule 13D filed with the SEC on August 2, 2021, which was previously amended and supplemented by that Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 2024, Amendment No. 2 to Schedule 13D filed with the SEC on April 29, 2025 and Amendment No. 3 to Schedule 13D filed with the SEC on March 26, 2026 (collectively, the "Prior Schedule 13D"), by Redmile Group, LLC and Jeremy C. Green (each, a "Reporting Person"), and previously by Redmile Biopharma Investments II, L.P., relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Absci Corporation, a Delaware corporation (the "Issuer").

Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 4, the Prior Schedule 13D is unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 7,607,449 shares of Common Stock held by the Redmile Funds. Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 153,021,263 shares of Common Stock outstanding as of March 6, 2026, as disclosed in the Issuer's annual report for the fiscal year ended December 31, 2025 filed with the SEC on March 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

Redmile Group, LLC:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 7,607,449
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 7,607,449

Jeremy C. Green:
(1) Sole Voting Power: 0
(2) Shared Voting Power: 7,607,449
(3) Sole Dispositive Power: 0
(4) Shared Dispositive Power: 7,607,449
Transactions in the class effected during the past sixty days:
Reporting Transaction Amount of Price per Type of
Person Date Securities Share Transaction

Redmile April 10, 2026 645,867 $2.979(1) Open market
Group, LLC transactions

(1) The price per share reported above is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.90 to $3.04, inclusive. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares sold at each separate price.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons ceased to be 5% beneficial owners as of April 10, 2026.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (04/14/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (04/14/2026)